UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

TKO Group Holdings, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

87256C 101

(CUSIP Number)

Robert Hilton

c/o TKO Group Holdings, Inc.

200 Fifth Ave, 7th Floor

New York, NY 10010

(646) 558-8333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87256C 101	13D	Page 1 of 8 pages

1	Names of Reporting Persons Ariel Emanuel
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF / OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 12,531
	8	Shared Voting Power 89,616,891
	9	Sole Dispositive Power 12,531
	10	Shared Dispositive Power 89,616,891

11	Aggregate Amount Beneficially Owned by Each Reporting Person 89,629,422
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 52.2%
14	Type of Reporting Person IN

CUSIP No. 87256C 101	13D	Page 2 of 8 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A Common Stock, par value $0.00001 per share (the “Class A Common Stock”), of TKO Group Holdings, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 200 Fifth Ave, 7th Floor, New York, NY 10010.

Item 2.	Identity and Background.

The Schedule 13D is being filed by Ariel Emanuel (the “Reporting Person”). The Reporting Person is a citizen of the United States and serves as the Chief Executive Officer of the Issuer and a member of the Issuer’s board of directors (the “Board”). The business address of the Reporting Person is 9601 Wilshire Boulevard, 3rd Floor, Beverly Hills, CA 90210.

During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On September 12, 2023 (the “Closing Date”), pursuant to the transactions contemplated by the Transaction Agreement, dated as of April 2, 2023 (the “Transaction Agreement”), by and among Endeavor Group Holdings, Inc. (“Endeavor”), Endeavor Operating Company, LLC (“EOC”), TKO Operating Company, LLC (f/k/a Zuffa Parent, LLC) (“TKO OpCo”), World Wrestling Entertainment, Inc. (“WWE”), the Issuer, and Whale Merger Sub Inc. (“Merger Sub”), EOC, January Capital HoldCo, LLC (“January HoldCo”) and January Capital Sub, LLC (“January Sub” and, together with EOC and January HoldCo, the “EDR Subscribers”) acquired a total of 89,616,891 units of TKO Operating Company, LLC (the “TKO OpCo Units”). The Reporting Person may be deemed to beneficially own the securities held by EOC, January HoldCo and January Sub, as more fully described herein.

In addition, on November 14, 2023, the Reporting Person purchased 12,531 shares of Class A Common Stock at a price of $79.80 per share. The Reporting Person used personal funds to purchase the shares of Class A Common Stock

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

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General

The Reporting Person acquired the securities described in this Schedule 13D in connection with the Transactions and for investment purposes. The Reporting Person intends to review his investment in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person may engage in discussions with the Issuer’s management, the Board, and stockholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

•	Amount beneficially owned: 89,629,422

•	Percent of Class: 52.2%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 12,531

•	Shared power to vote: 89,616,891

•	Sole power to dispose or direct the disposition of: 12,531

•	Shared power to dispose or direct the disposition of: 89,616,891

EOC is the record holder of 76,712,059 TKO OpCo Units, January HoldCo is the record holder of 6,362,799 TKO OpCo Units, and January Sub is the record holder of 6,542,033 TKO OpCo Units. Subject to the terms of the TKO Operating Agreement (as defined below), the OpCo Units may be redeemed for shares of Class A Common Stock on a one-for-one basis. The above percentage is based on 82,063,970 shares of Class A Common Stock outstanding as of November 14, 2023.

Endeavor is the managing member of Endeavor Manager, LLC, which in turn is the managing member EOC. EOC is the managing member of January HoldCo, which in turn is the managing member of January Sub, LLC (“January Sub,” and, collectively with Endeavor OpCo and January HoldCo, the “EDR Subscribers”). As a result, Endeavor may be deemed to beneficially own the securities held of record by the EDR Subscribers. The Reporting Person is a member of the governing body of Endeavor and as a result may be deemed to share beneficial ownership of the securities beneficially owned by Endeavor.

CUSIP No. 87256C 101	13D	Page 4 of 8 pages

In addition, the Reporting Person is the record holder of 12,531 shares of Class A Common Stock.

(c)	Except as described in Item 3, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Class A Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth or incorporated in Items 3, 4 and 5 are incorporated by reference in its entirety into this Item 6.

TKO OpCo Operating Agreement

On the Closing Date, Endeavor, TKO OpCo and the Issuer entered into the Amended and Restated Operating Agreement of TKO OpCo (the “TKO Operating Agreement”). The TKO Operating Agreement provides, among other things, that the members of TKO OpCo (other than the Issuer) (or certain permitted transferees thereof) have the right from time to time, subject to certain restrictions, to cause TKO OpCo to redeem any or all of their TKO OpCo Units (with the simultaneous redemption of shares of Class B Common Stock), in exchange for, at the Issuer’s election (subject to certain exceptions), either cash (based on the market price of a share of Class A Common Stock) or shares of Class A Common Stock, and if such redemption is made in exchange for shares of Class A Common Stock, it shall be effected as a direct purchase by the Issuer. If, on the date of the applicable exchange notice, the aggregate amount of the Issuer’s cash balance plus the aggregate amount of any loans by the Issuer to TKO OpCo as permitted under the Issuer’s cash management policy, in the aggregate, is in excess of $100 million, any exchange may only occur 30 days following the giving of notice by Endeavor.

Governance Agreement

On September 12, 2023, the Issuer, Endeavor, the EDR Subscribers, TKO OpCo and Vincent McMahon entered into a governance agreement (the “Governance Agreement”). Pursuant to the Governance Agreement, WWE, Mr. McMahon, the WWE Designees (as defined in the Governance Agreement) and Endeavor are entitled to certain appointment rights relating to the Board. The Governance Agreement also places restrictions on the EDR Subscribers’ ability to effect certain actions.

Pursuant to the Governance Agreement, until the date on which Endeavor no longer owns, directly or indirectly, more than 20% in the aggregate of the voting power of the then-outstanding shares of the Issuer’s capital stock, the slate of individuals nominated for election to the Board will include the members of the Board selected by Endeavor pursuant to the Governance Agreement (the “EDR Designees”), provided that the EDR Designees shall at all

CUSIP No. 87256C 101	13D	Page 5 of 8 pages

times include at least three independent directors. In the event that a majority of the Board determines in good faith that an EDR Designee is not qualified to serve on the Board or does not satisfy an applicable law or other regulation of the Securities and Exchange Commission or the New York Stock Exchange, then such individual will not be included in the slate of nominees and Endeavor will be permitted to submit a replacement nominee to the slate of individuals nominated for election to the Board in accordance therewith. The Issuer will take all necessary action within its control so that each replacement nominee is nominated and elected to the Board.

At any meeting convened before the earlier of (x) the date on which Mr. McMahon owns fewer than 7,188,031 shares of Class A Common Stock and (y) the date on which Mr. McMahon no longer serves as the Executive Chair the Board (the date contemplated by clauses (x) and (y), the “Sunset Date”) at which directors are to be elected, the EDR Subscribers and each of their permitted transferees have agreed to vote all of their shares of common stock in favor of the election of the WWE Designees and the EDR Subscribers and each of their permitted transferees have agreed to vote all of their shares of the Issuer’s common stock against any action take in respect of the removal of any such WWE Designees from the Board. At any meeting of the Issuer’s stockholders convened before the occurrence of the Sunset Date at which directors are to be elected, Mr. McMahon and each of his permitted transferees have agreed to vote all of their shares of the Issuer’s common stock in favor of the election of the EDR Designees and Mr. McMahon and each of his permitted transferees have agreed to vote all of their shares of the Issuer’s common stock against any action taken in respect of the removal of any such EDR Nominee from the Board.

In addition, prior to September 12, 2025, except for certain permitted transfers or transfer of shares of Class A Common Stock or TKO OpCo Units at a price below the 30-day volume weighted average price (“VWAP”) of shares of Class A Common Stock (or other applicable principal security of the Issuer from time to time), the EDR Subscribers have agreed not to transfer any (i) shares of Class A Common Stock or (ii) TKO OpCo Units, without the approval of a majority of the WWE Designees. After September 12, 2025, the EDR Subscribers will be permitted to transfer their shares of the Issuer’s common stock or TKO OpCo Units, other than transfers that (A) would be at a price above the 30-day VWAP of shares of Class A Common Stock (or other applicable principal security of the Issuer from time to time) and (B) would result in any third party controlling 25% or more of the voting power or economic interests of the Issuer or TKO OpCo, which transfers will require either (i) the approval of a majority of the WWE Designees or (ii) the acquiror in such a proposed transfer to make a pro rata offer on equivalent terms to all of the other securityholders of the Issuer and TKO OpCo, as applicable.

Without the approval of a majority of the independent directors of the Board, Endeavor and its controlled affiliates have agreed not to (a) acquire all of the outstanding equity interests in, or all or substantially all of the assets of, the Issuer or TKO OpCo, (b) increase their direct or indirect beneficial ownership or economic or voting interests in the Issuer or TKO OpCo above 75% of the then-current outstanding economic or voting interests of the Issuer or TKO OpCo by virtue of additional acquisitions or (c) effect a sale of Issuer or TKO OpCo that would result in the receipt of a disproportionate “control premium” (or other disparate consideration) relative to other stockholders of the Issuer (except for amounts explicitly and directly in respect of services contemplated by the services agreement by and between Endeavor and TKO OpCo).

CUSIP No. 87256C 101	13D	Page 6 of 8 pages

Registration Rights Agreement

On the Closing Date, the Issuer, Endeavor, Mr. McMahon and other stockholders of TKO Group Holdings entered into a registration rights agreement (the “Registration Rights Agreement”), whereby, among other things, Endeavor and Mr. McMahon received demand rights that require the Issuer to file registration statements registering their respective shares of Class A Common Stock (including shares of Class A Common Stock issuable upon the exercise by members of TKO OpCo of their redemption rights). The Registration Rights Agreement also includes customary piggyback rights, subject to certain priority provisions.

In addition, the Issuer agreed to reasonably assist and cooperate with underwritten shelf takedown offerings for sales with an aggregate offering price of at least $50 million, and to bear all registration expenses, other than customary underwriting commissions of fees.

TKO Stockholders Agreement

On April 2, 2023, concurrently with the execution of the Transaction Agreement, Endeavor and Mr. McMahon entered into a stockholders agreement, pursuant to which, among other things and subject to certain exceptions set forth therein, Mr. McMahon agreed, following the completion of the Transactions, to provide Endeavor with a right of first offer in respect of the transfer of his shares of the Issuer’s common stock, subject to certain exceptions, including in connection with any margin loans or pledges with respect to such securities.

The above descriptions of the TKO Operating Agreement, Governance Agreement, Registration Rights Agreement, and Stockholders Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, each of which is filed as an exhibit hereto and incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 87256C 101	13D	Page 7 of 8 pages

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Amended and Restated Operating Agreement of TKO Operating Company, LLC (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 12, 2023).

2	Governance Agreement, dated as of September 12, 2023, by and among Endeavor Group Holdings, Inc., Endeavor Operating Company, LLC, January Capital Sub, LLC, January Capital Holdco, LLC, TKO Operating Company, LLC, TKO Group Holdings, Inc. and Vincent K. McMahon (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 12, 2023).

3	Registration Rights Agreement, dated as of September 12, 2023, by and among TKO Group Holdings, Inc., Endeavor Group Holdings, Inc. and Vincent K. McMahon (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on September 12, 2023).

4	Stockholders Agreement, dated as of April 2, 2023, by and between Endeavor Group Holdings, Inc. and Vincent K. McMahon (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on April 3, 2023).

CUSIP No. 87256C 101	13D	Page 8 of 8 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 24, 2023

By:	/s/ Ariel Emanuel
Name:	Ariel Emanuel